Exhibit A

CERAGON NETWORKS’® SECOND QUARTER 2009 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON JULY 20, 2009

        TEL AVIV, Israel, July 7, 2009 – Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), www.ceragon.com, a leading provider of high-capacity, LTE-ready wireless backhaul solutions, provides today details of the conference call for second quarter financial results. The Company plans to issue a press release announcing its results during pre-market hours on Monday, July 20, 2009.

        A conference call will follow, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (800) 230-1096 or international (612) 332-0107 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

        Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, Access Code 105440.

        A replay of both the call and the webcast will be available through August 20, 2009.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

Company Contact:
Yoel Knoll
Ceragon Networks Ltd.
+972-3-766-6419
yoelk@ceragon.com